UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. __)*

TUNGSTEN CORP.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

899736102
(CUSIP Number)

January 2, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 10 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 899736102	SCHEDULE 13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Hanover Holdings I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,923,077 (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
	7.	SOLE DISPOSITIVE POWER 3,923,077 (See Item 4)
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,923,077 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.40% (See Item 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

CUSIP No. 899736102	SCHEDULE 13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Joshua Sason
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,923,077 (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
	7.	SOLE DISPOSITIVE POWER 3,923,077 (See Item 4)
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,923,077 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.40% (See Item 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 899736102	SCHEDULE 13G	Page 4 of 10 Pages

Item 1.

(a)	Name of Issuer:

Tungsten Corp., a Nevada corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1671 Southwest 105 Lane

Davie, Florida 33324

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Hanover Holdings I, LLC, a New York limited liability company (“Hanover”), and Joshua Sason (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, $0.0001 par value, of the Issuer (the “Common Stock”) owned directly by Hanover.

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is: 5 Hanover Square, New York, New York 10004.

(c)	Citizenship:

Hanover is a New York limited liability company.

Mr. Sason is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value (the “Common Stock”).

(e)	CUSIP Number:

899736102

CUSIP No. 899736102	SCHEDULE 13G	Page 5 of 10 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Issuer as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment Issuer registered under Section 8 of the Investment Issuer Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding Issuer or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment Issuer under section 3(c)(14) of the Investment Issuer Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ______________________

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

CUSIP No. 899736102	SCHEDULE 13G	Page 6 of 10 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(ii)	Shared power to vote or to direct the vote

The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

On January 2, 2014 (the “Closing Date”), the Issuer entered into a note purchase agreement dated as of the Closing Date (the “Purchase Agreement”) with Hanover, which provides that, upon the terms and subject to the conditions set forth therein, Hanover shall purchase from the Issuer on the Closing Date a senior convertible note with an initial principal amount of $127,500 (the “Convertible Note”) for a purchase price of $85,000 (a 33.33% original issue discount). Pursuant to the Purchase Agreement, on the Closing Date, the Issuer issued the Convertible Note to Hanover.

$20,000 of the outstanding principal amount of the Convertible Note (together with any accrued and unpaid interest with respect to such portion of the principal amount) shall be automatically extinguished (without any cash payment by the Issuer) if (i) the Issuer has properly filed a registration statement with the Securities and Exchange Commission (“SEC”) on or prior to the Filing Deadline (defined below) covering the resale by Hanover of all of the shares of Common Stock issued or issuable upon conversion of the Convertible Note and (ii) no event of default or an event that with the passage of time or giving of notice would constitute an event of default has occurred on or prior to such date. Moreover, $22,500 of the outstanding principal amount of the Convertible Note (together with any accrued and unpaid interest with respect to such portion of the principal amount) shall be automatically extinguished (without any cash

CUSIP No. 899736102	SCHEDULE 13G	Page 7 of 10 Pages

payment by the Issuer) if (i) the Issuer has filed a registration statement with the SEC that has been declared effective by the SEC on or prior to the Effectiveness Deadline (defined below) and the prospectus contained therein is available for use by Hanover for the resale by Hanover of all of the shares of Common Stock issued or issuable upon conversion of the Convertible Note and (ii) no event of default or an event that with the passage of time or giving of notice would constitute an event of default has occurred on or prior to such date.

The Convertible Note matures on September 2, 2014 and, in addition to the 33.33% original issue discount, accrues interest at the rate of 12% per annum. The Convertible Note is convertible at any time, in whole or in part, at Hanover’s option into shares of Common Stock at a fixed conversion price of $0.0325 per share (subject to adjustment) (the “Conversion Price”). The Conversion Price represents a discount of 50% from the volume weighted average price of the Common Stock on December 31, 2013. However, at no time will Hanover be entitled to convert any portion of the Convertible Note to the extent that after such conversion, Hanover (together with its affiliates) would beneficially own more than 9.99% of the outstanding shares of Common Stock as of such date (the “Beneficial Ownership Limitation”).

Assuming conversion of the full $127,500 principal amount of the Convertible Note at the Conversion Price in effect as of January 2, 2014, a total of 3,923,077 shares of Common Stock would be issuable by the Issuer to Hanover. For purposes of calculating the percentage of the class, according to the Issuer’s Form 10-Q for its fiscal quarter ended October 31, 2013, there were a total of 68,750,000 shares of Common Stock outstanding as of December 13, 2013. Accordingly, as of January 2, 2014, the Reporting Persons beneficially owned 3,923,077 shares of Common Stock, or approximately 5.40% of the outstanding Common Stock (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder).

The Convertible Note includes “full ratchet” and standard anti-dilution protection. The Convertible Note includes also customary event of default provisions and provides for a default interest rate of 18%. Upon the occurrence of an event of default, Hanover may require the Issuer to pay in cash the “Event of Default Redemption Price” which is defined in the Convertible Note to mean the greater of (i) the product of (A) the amount to be redeemed multiplied by (B) 125% (or 100% if an insolvency related event of default) and (ii) the product of (X) the conversion price in effect at that time multiplied by (Y) the product of (1) 125% (or 100% if an insolvency related event of default) multiplied by (2) the greatest closing sale price of the Common Stock on any trading day during the period commencing on the date immediately preceding such event of default and ending on the date the Issuer makes the entire payment required to be made under this provision.

CUSIP No. 899736102	SCHEDULE 13G	Page 8 of 10 Pages

The Issuer has the right at any time to redeem all, but not less than all, of the total outstanding amount then remaining under the Convertible Note in cash at a price equal to 140% of the total amount of the Convertible Note then outstanding.

The Purchase Agreement contains customary representations, warranties and covenants by, among and for the benefit of the parties. The Issuer also agreed to pay up to $27,500 of reasonable attorneys’ fees and expenses incurred by Hanover in connection with the transaction. The Issuer also agreed to pay a fee of $4,250 to Garden State Securities for its services in acting as placement agent in connection with the transaction. The Purchase Agreement also provides for indemnification of Hanover and its affiliates in the event that Hanover incurs losses, liabilities, obligations, claims, contingencies, damages, costs and expenses related to a breach by the Issuer of any of its representations, warranties or covenants under the Purchase Agreement.

In connection with the execution of the Purchase Agreement, on the Closing Date, the Issuer and Hanover also entered into a registration rights agreement dated as of the Closing Date (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer has agreed to file an initial registration statement (“Registration Statement”) with the SEC to register the resale of the Common Stock into which the Convertible Note may be converted, on or prior to February 17, 2014 (the “Filing Deadline”) and have it declared effective at the earlier of (i) the 100th calendar day after the Closing Date and (ii) the fifth business day after the date the Issuer is notified by the SEC that such Registration Statement will not be reviewed or will not be subject to further review (the “Effectiveness Deadline”).  If at any time all of the shares of Common Stock underlying the Convertible Note are not covered by the initial Registration Statement, the Issuer has agreed to file with the SEC one or more additional Registration Statements so as to cover all of the shares of Common Stock underlying the Convertible Note not covered by such initial Registration Statement, in each case, as soon as practicable, but in no event later than the applicable filing deadline for such additional Registration Statements as provided in the Registration Rights Agreement. The Issuer also agreed, among other things, to indemnify Hanover from certain liabilities and fees and expenses of Hanover incident to the Issuer’s obligations under the Registration Rights Agreement, including certain liabilities under the Securities Act. Hanover has agreed to indemnify and hold harmless the Issuer and each of its directors, officers and persons who control the Issuer against certain liabilities that may be based upon written information furnished by Hanover to the Issuer for inclusion in a registration statement pursuant to the Registration Rights Agreement, including certain liabilities under the Securities Act.

Mr. Sason is the Chief Executive Officer and managing member of Hanover and owns all of the membership interests in Hanover. Accordingly, Mr. Sason has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all securities owned directly by Hanover, including, without limitation, the Common Stock. Mr. Sason does not directly own any shares of Common Stock. Under Rule 13d-3 under the Exchange Act, Mr. Sason may be deemed to beneficially own the shares of Common Stock owned directly by

CUSIP No. 899736102	SCHEDULE 13G	Page 9 of 10 Pages

Hanover. Hanover is not a registered broker-dealer, and neither Hanover nor any of its affiliates is an affiliate or an associated person of a registered broker-dealer.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 899736102	SCHEDULE 13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2014

HANOVER HOLDINGS I, LLC

By:	/s/ Joshua Sason
	Name:	Joshua Sason
	Title:	Chief Executive Officer

/s/ Joshua Sason
JOSHUA SASON

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of January 9, 2014, by and between Hanover Holdings I, LLC and Joshua Sason.

Exhibit 1

Joint Filing Agreement

This Joint Filing Agreement, entered into and effective as of January 9, 2014, is made by and between Hanover Holdings I, LLC and Joshua Sason (each, a “Filer” and, collectively, the “Filers”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Each of the Filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G (the “Schedule 13G”) is filed on behalf of each of the Filers and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the Filers without the necessity of filing additional joint filing agreements. Each Filer acknowledges that such Filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such Filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other Filers, except to the extent that such Filer knows or has reason to believe that such information is inaccurate. Each Filer consents to the filing of this Joint Filing Agreement as an exhibit to the Schedule 13G.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice to the other Filers.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date set forth above.

HANOVER HOLDINGS I, LLC

By:	/s/ Joshua Sason
	Name:	Joshua Sason
	Title:	Chief Executive Officer

/s/ Joshua Sason
JOSHUA SASON